

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2021

J. Adam Zangerle
Senior Vice President, General Counsel & Secretary
STERIS plc
70 Sir John Rogerson's Quay
Dublin 2 Ireland

  Re: STERIS plc
    Registration Statement on Form S-4
    Filed March 2, 2021
    File No. 333-253799

Dear Mr. Zangerle:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Dillon Hagius at 212-551-7976 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Peter C. Zwick